Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Synalloy Corporation:

We consent to the incorporation by reference in the registration statement No. 333-188937 on Form S-8 of Synalloy Corporation of our reports dated March 18, 2019, with respect to the consolidated balance sheets of Synalloy Corporation as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10‑K of Synalloy Corporation.
/s/ KPMG LLP
Richmond, Virginia
March 18, 2019